Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320 investorrelations@global-webpage.com

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS SECOND QUARTER RESULTS

FOR FISCAL 2010 WITH CONTINUING IMPROVEMENT IN PROFITABILITY

Hong Kong, December 23, 2009 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its net sales and earnings for the fiscal quarter ended September 30, 2009 (the Company’s second quarter of fiscal 2010).

Net sales for the second quarter of fiscal 2010 increased marginally to $29.0 million, when compared to $28.6 million for the corresponding quarter in fiscal 2009. For the second quarter of fiscal 2010, net sales of floor care products declined approximately 10%, while sales of electronic components increased approximately 7%, when compared to the corresponding period in fiscal 2009. Net revenues from telecommunication manufacturing services increased significantly in the second quarter of fiscal 2010, when compared to the second quarter of fiscal 2009.

Net income for the second quarter of fiscal 2010 was $1.6 million, or $0.51 per share, compared to a net loss of $1.8 million, or $0.60 per share, for the second quarter of fiscal 2009.

Net sales for the six months ended September 30, 2009 were $54.6 million, compared to $55.4 million in the corresponding six-month period in fiscal 2009. Net sales for the first half of fiscal 2010 included, in part, sales of approximately $19.5 million of electronic components and $3.2 million of revenues from telecommunication manufacturing services. Net income for the first six months of fiscal 2010 increased over 280% to $2.7 million, or $0.89 per share, compared to a net income of $0.8 million, or $0.03 per share, for the first half of fiscal 2009. Included in net income for the first half of fiscal 2009 was a non-recurring gain of $1.8 million related to pending litigation.

John C.K. Sham, the Company's President and Chief Executive Officer, said: “We are pleased to report that our business in the first half of fiscal 2010 has improved considerably from the prior corresponding period. Our gross profit margins for the first half of fiscal 2010, when compared to the corresponding period in fiscal 2009, improved from 9% to 16% due primarily to the implementation of the Company’s strategy to change its mix of business. As a result of this strategy, the collection of a note receivable and our continuing cost control measures, our cash and cash equivalents, including other cash-related instruments, increased approximately $10.2 million from year end to approximately $46.3 million at the end of the second quarter of fiscal 2010.”

Mr. Sham continued, “While we are pleased with the progress that we are making in the electronic components and telecommunication manufacturing services businesses, we remain cautious in our expectations with respect to our floor care export business as the U.S. dollar continues to weaken, particularly since the current retail environment is likely to have an adverse impact on most distribution and sales participants in North America.”

Mr. Sham concluded, “Despite rising labor costs in China and escalating commodity prices, our cost control measures together with the diversification of our businesses, including the expansion of our electronic component business in the domestic Chinese market, have had positive impacts on our financial results. We believe that in order to achieve success in the current economic climate and achieve long-term growth, it remains essential that we continue to implement our business diversification strategy. As such, we are currently exploring new projects and other ventures in an effort to augment and further expand our business.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs) and floor care products. The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in North America, Europe, and other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$28,977	$28,624	$54,640	$55,401
Cost of goods sold	(24,475)	(26,199)	(45,775)	(50,511)

Gross profit	4,502	2,425	8,865	4,890
Selling, general and administrative expenses	(3,467)	(3,094)	(6,681)	(6,171)
Other operating income (expense)	(42)	114	(94)	1,819

Operating income (loss)	993	(555)	2,090	538
Interest expense	(7)	—	(13)	(1)
Interest income	55	184	154	367
Other income (expense), net	520	(1,457)	504	(820)

Income (loss) from operations before income taxes	1,561	(1,828)	2,735	84
Provision for income taxes	—	—	(44)	(1)

Net income (loss)	$1,561	$(1,828)	$2,691	$83

Basic earnings (loss) per common share	$0.51	$(0.60)	$0.89	$0.03

Diluted earnings (loss) per common share	$0.51	$(0.60)	$0.89	$0.03

Basic weighted average number of shares outstanding	3,038	3,057	3,038	3,057

Diluted weighted average number of shares outstanding	3,038	3,057	3,038	3,057

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2009	March 31, 2009
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$23,431	$11,313
Time deposits	—	4,411
Restricted cash	6,883	4,390
Available-for-sale investments	15,993	15,985
Accounts and bills receivable, net	30,282	18,438
Inventories	8,839	8,448
Prepaid expenses	127	264
Deposits and other assets	2,764	1,493
Legal claims receivable	5,091	5,100
Amount due from a related party	29	33
Amount due from a jointly-controlled entity	22	70
Convertible note	—	5,599
Interest receivable	—	504

Total current assets	93,461	76,048
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	23,770	24,592
Land use rights, net	3,107	3,073
Deposits paid for purchase of property, plant and equipment	86	201

Total assets	$120,424	$103,914

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and bills payable	18,319	7,963
Discounted bills	2,327	—
Temporary receipts	959	717
Accrued salaries, allowances and other employee benefits	3,582	3,194
Accrual for loss contingencies	6,163	6,077
Other accrued liabilities	6,680	6,234
Income tax payable	5,446	5,501

Total current liabilities	43,476	29,686
Deferred tax liabilities	27	27

Total liabilities	43,503	29,713

Shareholders’ equity:

Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,228,090 and 3,227,064 shares issued and outstanding as of September 30 and March 31, 2009	129	129
Additional paid-in capital	84,267	84,266
Accumulated deficit	(7,864)	(10,555)
Accumulated other comprehensive income	5,052	5,022
Less: Treasury stock, at cost, 189,587 and 189,387 shares as of September 30 and March 31, 2009	(4,663)	(4,661)

Total shareholders’ equity	76,921	74,201

Total liabilities and shareholders’ equity	$120,424	$103,914